SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                       For the quarter ended June 30, 2001

                                 EURO909.COM A/S
                  (Translation of Company's name into English)

                                 Toldbodgade 63
                                 1253 Copenhagen
                                     Denmark
                    (Address of principal executive offices)

      Indicate by check mark whether the registrant files or will file annual reports under Form 20-F or Form 40-F.

                           Form 20-F |X| Form 40-F |_|

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 YES |_| NO |X|

      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

                                   Signatures

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

                                                 EURO909.COM A/S


November 12, 2001                                By:  /s/ Bertel E. Jensen

                                 EURO909.COM A/S

                                    Form 6-K

                                TABLE OF CONTENTS

      1. Unaudited Interim Consolidated Financial Statements as of June 30, 2001 and for the three-month periods ended June 30, 2001 and 2000.

      2.    Interim Report to Stockholders for the Second Quarter 2001.

                                  ------------

                 DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

      This report on Form 6-K contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 regarding our plans and objectives and future operations. Forward-looking statements attempt to predict future occurrences and are identified by words like "believe," "may," intend," "will," "expect," "anticipate," "estimate" or "continue," or other comparable terms. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. The forward-looking statements included in this report are based on current expectations that involve numerous risks and uncertainties. Our plans and objectives are based, in part, on assumptions involving judgments about, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that our assumptions underlying the forward-looking statements are reasonable, any of these assumptions could prove inaccurate and, therefore, we cannot assure you that the forward-looking statements included in this report will prove to be accurate. We do not intend or assume any obligation to update these forward-looking statements. In light of the significant uncertainties inherent in the forward-looking statements included in this report, the inclusion of these statements should not be interpreted by anyone that we can achieve our objectives or implement our plans.

                                  ------------

                            EXCHANGE RATE INFORMATION

      In this annual report, unless otherwise specified or unless the context otherwise requires, all references to "$" or "dollars" are to U.S. dollars and all references to "DKK" are to Danish kroner. We have converted DKK amounts as of June 30, 2001 into U.S. dollars at an exchange rate of $1.00 = DKK 8.7899, the exchange rate on June 30, 2001. We do not make any representation that the Danish kroner amounts could have been, or could be, converted into U.S. dollars at that rate on June 30, 2001, or at any other rate.

                                  ------------

      Unless specifically indicated or the context clearly indicates otherwise all references to our ordinary shares shall include our American Depositary Shares (ADSs) and vice-versa.

                                  ------------

      We use the terms "we", "our" and "us" to mean euro909.com A/S and its subsidiaries.

                                 EURO909.COM A/S

                 Unaudited Consolidated Condensed Balance Sheets
                                 (in thousands)

                                                                 December 31,
                                                                     2000             June 30, 2001
                                                                 ------------    -----------------------
                                                                     DKK            DKK              $
ASSETS
Current assets:
    Cash and cash equivalents                                       49,082         14,444          1,643
    Short-term investments                                          11,338         17,699          2,014
    Accounts receivable trade, net of allowances
    of DKK 8,000 in 2000, DKK  9,006 in 2001                        40,219         51,360          5,843
    Broadcasting rights                                             18,312         10,287          1,170
    Inventories                                                          8            450             51
    Deferred tax assets                                                611            206             23
    VAT receivables                                                  1,907          1,259            143
    Prepaid expenses and deposits                                    3,603            618             70
    Restricted cash                                                     76             14              2
    Other receivables                                                6,828          6,647            756
    Other current assets                                             4,330          1,361            155
                                                                 ---------       -----------------------
    Total current assets                                           136,314        104,345         11,870
Equipment, works of art and improvements, net of
    accumulated depreciation                                        65,058         66,843          7,604
Goodwill, net of accumulated amortization                          129,515        191,714         21,811
Rent and other deposits                                             12,271         12,945          1,473
Other assets                                                        13,893         12,700          1,445
                                                                 ---------       -----------------------
    Total assets                                                   357,051        388,547         44,203
                                                                 =========       =======================
LIABILITIES AND SHAREHOLDERS` EQUITY
Current liabilities:
    Accounts payable                                                45,562         30,138          3,429
    Accounts payable, related parties                                2,297          4,845            551
    Accrued expenses                                                54,566         28,089          3,196
    Deferred revenue                                                40,778         44,277          5,037
    Notes payable, current                                           4,619          9,290          1,057
    Income Tax payable                                               2,433          2,107            240
                                                                 ---------       -----------------------
    Total current liabilities                                      150,255        118,746         13,510

    Subordinated debt                                                3,000          3,000            340
    Minority interst                                                (1,842)        (2,535)          (288)

Shareholders' equity:
    Common Shares - authorized 24,962 in 2000 and 27,500
    in 2001. 18,100 issued at par value DKK 1.25 in 2000 and
    26,957 at par value DKK 1.25 in 2001                            25,814         33,696          3,833
    Additional paid-in capital                                     414,628        530,682         60,374
    Retained earnings                                             (231,897)      (290,412)       (33,039)
    Other comprehensive income (loss)                               (2,860)        (4,583)          (522)
    Notes receivable from sale of shares                               (47)           (47)            (5)
                                                                 ---------       -----------------------
    Total shareholders' equity                                     205,638        269,336         30,641
                                                                 ---------       -----------------------
    Total liabilities and shareholders' equity                     357,051        388,547         44,203
                                                                 =========       =======================

 DKK amounts have been converted into US$ at an exchange rate of $1=DKK 8.7899.
     See accompanying Notes to Consolidated Condensed Financial Statements.

                                 EURO909.COM A/S

            Unaudited Consolidated Condensed Statements of Operations
                      (in thousands, except per share data)

                                                            Six months ended June 30,        Three months ended June 30,
                                                           2000       2001       2001         2000       2001       2001
                                                         --------------------------------   ------------------------------
                                                            DKK         DKK          $         DKK        DKK         $
Net revenue                                               117,356     111,714      12,709     57,170     51,223      5,827

Operating expenses:
    Cost of sales                                          71,223      76,548       8,709     31,895     39,006      4,438
    Selling and marketing expenses                         26,899      39,271       4,468     13,580     18,839      2,143
    General and administrative expenses                    32,173      29,939       3,406     13,599     13,360      1,520
    Depreciation and amortization                          26,332      25,925       2,949     13,500     12,907      1,468
                                                         --------    --------    --------   --------   --------   --------
    Total operating expenses                              156,627     171,683      19,532     72,574     84,112      9,569
                                                         --------    --------    --------   --------   --------   --------

Operating income (loss)                                   (39,271)    (59,969)     (6,823)   (15,404)   (32,889)    (3,742)

    Interest income                                           550       1,264         144        477      1,054        120
    Interest expense                                         (714)       (875)       (100)      (408)      (505)       (57)
    Investment gains (losses), net                              0      (2,400)       (273)         0     (2,358)      (268)
    Foreign exchange gain (loss), net                        (613)        (64)         (7)        46     (2,129)      (242)
                                                         --------    --------    --------   --------   --------   --------

Loss before income taxes                                  (40,048)    (62,044)     (7,059)   (15,289)   (36,827)    (4,189)

    Income taxes and income tax benefit                      (283)        (22)         (3)      (283)       (22)        (3)

    Minority interest                                          95       3,551         404        462      2,374        270
                                                         --------    --------    --------   --------   --------   --------

    Loss before cumulative effect of change
       in accounting policies                             (40,236)    (58,515)     (6,658)   (15,110)   (34,475)    (3,922)

    Cummulative effect of change in
       accounting policies                                (20,278)          0           0          0          0          0
                                                         --------    --------    --------   --------   --------   --------

Net loss                                                  (60,514)    (58,515)     (6,658)   (15,110)   (34,475)    (3,922)
                                                         ========    ========    ========   ========   ========   ========

Net loss per average common share (basic and diluted):

    Loss before cumulative effect of change
       in accounting policies                               (2.55)      (2.72)      (0.31)     (0.95)     (1.54)     (0.18)
    Cumulative effect of change in
       accounting policies                                  (1.29)       0.00        0.00       0.00       0.00       0.00
                                                         --------    --------    --------   --------   --------   --------
Net loss                                                    (3.84)      (2.72)      (0.31)     (0.95)     (1.54)     (0.18)
                                                         ========    ========    ========   ========   ========   ========

Average common shares outstanding                          15,767      21,494      21,494     15,929     22,337     22,337
                                                         ========    ========    ========   ========   ========   ========

 DKK amounts have been converted into US$ at an exchange rate of $1=DKK 8.7899.
     See accompanying Notes to Consolidated Condensed Financial Statements.

                                 EURO909.COM A/S

            Unaudited Consolidated Statements of Comprehensive Income
                                 (in thousands)

                                           Six months ended June 30,    Three months ended June 30,
                                           2000      2001      2001       2000      2001      2001
                                         ---------------------------    --------------------------
                                            DKK       DKK        $        DKK       DKK         $
Net loss                                  (60,514)  (58,515)  (6,658)   (15,110)  (34,475)  (3,922)

Currency translation adjustment, net of
taxes of DKK 0 in 2000 and 2001              (226)   (1,723)    (196)      (304)   (1,448)    (165)

Unrealized investment gains (losses),
net of taxes of DKK 0 in 2000 and 2001          0         0        0          0         0        0
                                          -------   -------   ------    -------   -------   ------

Comprehensive net loss                    (60,740)  (60,238)  (6,854)   (15,414)  (35,923)  (4,087)
                                          =======   =======   ======    =======   =======   ======

 DKK amounts have been converted into US$ at an exchange rate of $1=DKK 8.7899.
     See accompanying Notes to Consolidated Condensed Financial Statements.

                                 EURO909.COM A/S

       Unaudited Consolidated Condensed Statements of Shareholders' Equity
                              (in thousands of DKK)

                                                                                   Other                Notes
                                                          Additional              Compre-             Receivable   Total
                                                 Common     Paid-In    Retained   hensive  Treasury  from Sale of
                                                 Shares     Capital    Earnings    Income   Stock       Shares
                                               -------------------------------------------------------------------------
                                                  DKK         DKK         DKK        DKK     DKK          DKK        DKK
Balance at December 31, 1997                      7,445      51,586     (17,901)     (935)   (296)       (524)    39,375

Repayment of Notes Receivable                                                                             313        313
Currency translation adjustments                                                     (578)                          (578)
Unrealized loss on investment                                                        (991)                          (991)
Net income (loss)                                                       (24,046)                                 (24,046)
                                               -------------------------------------------------------------------------

Balance at December 31, 1998                      7,445      51,586     (41,947)   (2,504)   (296)       (211)    14,073

Issuance of 2,174 common shares and 1,087
     warrants for cash in private  placement      2,717      21,485                                               24,202
Issuance of 2,710 common shares and 960
     warrants to acquire new businesses           3,388      62,160                                               65,548
Issuance of 1,040 common shares for cash
     in private placement                         1,300      15,237                                               16,537
Issuance of 3,023 common shares for cash
     through exercise of warrants                 3,779      67,818                                               71,597
Repayment of notes receivable                                                                             125        125
Currency translation adjustments                                                      277                            277
Unrealized loss on investment                                                         (93)                           (93)
Sale of treasury stock                                          322                           296                    618
Net income (loss)                                                       (43,246)                                 (43,246)
                                               -------------------------------------------------------------------------

Balance at December 31, 1999                     18,629     218,608     (85,193)   (2,320)      0         (86)   149,638

Issuance of 2,655 common shares to acquire
     New businesses                               3,319     107,945                                              111,264
Issuance of 2,571 common shares for cash
     through exercise of warrants                 3,213      80,728                                               83,941
Issuance of 522 common shares for cash
     in private placement                           653       7,347                                                8,000
Repayment of notes receivable                                                                              39         39
Currency translation adjustments                                                     (203)                          (203)
Unrealized loss on investment                                                        (337)                          (337)
Net income (loss)                                                      (146,704)                                (146,704)
                                               -------------------------------------------------------------------------

Balance at December 31, 2000                     25,814     414,628    (231,897)   (2,860)      0         (47)   205,638

Issuance of 6,306 common shares for cash
     in private placement                         7,882     116,054                                              123,936
Currency translation adjustments                                                   (1,723)                        (1,723)
Net income (loss)                                                       (58,515)                                 (58,515)
                                               -------------------------------------------------------------------------

Balance at June 30, 2001                         33,696     530,682    (290,412)   (4,583)      0         (47)   269,336
                                               =========================================================================

     See accompanying Notes to Consolidated Condensed Financial Statements.

                                 EURO909.COM A/S

            Unaudited Consolidated Condensed Statements of Cash Flows
                                 (in thousands)

                                                                 Six months ended June 30,
                                                               2000        2001        2001
                                                             --------------------------------
                                                               DKK         DKK          $
Cash flows from operating activities:

Net income/(loss)                                             (60,514)    (58,515)     (6,658)
Adjustments to reconcile net income/(loss) to
cash provided by (used in) operating activities:
      Depreciation and amortization                            26,332      25,925       2,949
      Minority interest                                           (95)       (693)        (79)
      Changes in operating assets and liabilities:
           Accounts receivable                                (12,238)    (11,140)     (1,268)
           Broadcasting rights                                (16,539)      8,025         913
           Inventories and other assets                        (5,381)       (442)        (50)
           Income tax payable                                     363         101          11
           Other receivables                                    8,588       5,464         622
           Accounts payable                                      (749)    (15,424)     (1,755)
           Accounts payable, related parties                        0       2,548         290
           Accrued expenses                                     8,555     (26,904)     (3,061)
           Deffered revenue                                    31,140       3,499         398
                                                             --------    --------    --------
      Cash provided by (used in) operating activities:        (20,538)    (67,556)     (7,688)
                                                             --------    --------    --------

Cash flows from investing activities:

      Purchase of short-term investments                            0      (6,361)       (724)
      Sale of business, net of cash                              (219)          0           0
      Purchase of fixed assets                                (10,619)    (89,391)    (10,170)
                                                             --------    --------    --------
      Cash (used in) investing activities:                    (10,838)    (95,752)    (10,894)
                                                             --------    --------    --------

Cash flows from financing activities:

      Net change in short-term borrowings                           0       4,672         532
      Net change in restricted cash                           (19,205)         62           8
      Proceeds from issuance of common shares and warrants     86,817     123,936      14,100
                                                             --------    --------    --------
      Cash provided by (used in) financing activities:         67,612     128,670      14,640
                                                             --------    --------    --------

Effect of exchange rate changes on cash
and cash equivalents                                               (5)          0           0
                                                             --------    --------    --------
Net increase in cash and cash equivalents                      36,231     (34,638)     (3,942)
Cash and cash equivalents, beginning of period                 52,063      49,082       5,585
                                                             --------    --------    --------
Cash and cash equivalents, end of period                       88,294      14,444       1,643
                                                             ========    ========    ========

 DKK amounts have been converted into US$ at an exchange rate of $1=DKK 8,7899, See accompanying Notes to Consolidated Condensed Financial Statements,

                                 EURO909.COM A/S

         Notes to Unaudited Consolidated Condensed Financial Statements

      The accompanying unaudited consolidated financial statements have been prepared in conformity with generally accepted accounting principles. However, certain information or footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed, or omitted, pursuant to the rules and regulations of the Securities and Exchange Commission. In the opinion of management, the financial statements include all normal recurring adjustments that are necessary for the fair presentation of the results of the interim periods presented. Interim results are not necessarily indicative of results for the fiscal year. These financial statements should be read in conjunction with the Company's audited financial statements for the year ended December 31, 2000, as set forth in the Company's Annual Report on Form 20-F, filed with the Securities and Exchange Commission on June 29, 2001.

      In preparing financial statements that conform with generally accepted accounting principles, management must make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and amounts of revenues and expenses reflected during the reporting period. Actual results could differ from those estimates.

1. Net income per share

   Net income per share is computed based on the weighted average number of common shares outstanding during each period.

2. Inventories

   Inventories are stated at the lower of cost or market with cost determined on the basis and the first in, first out method.

3. Equipment, works of art and improvements

   Equipment, works of art and improvements are carried at cost. Equipment is depreciated on a straight-line basis over the expected useful lives at rates varying between 10% and 20% per annum. Works of arts are not depreciated. Leasehold improvements are amortized over the shorter of their expected lives or the non-cancelable term and the lease.

4. Goodwill

   Goodwill is carried at cost. Goodwill is amortized on a straight-line basis over the expected useful life at rate of 10% or 20% per annum.

                                 EURO909.COM A/S

5. Reporting currency

   The functional currency of the Company and its subsidiaries is the local currency of the country in which the companies conduct their business. Balance sheet accounts are translated into Danish Kroner ("DKK") at the period end exchange rate and items in the statements of operations are translated at the average exchange rate for the period. Resulting translation adjustments are charged or credited to a separate component of shareholders' equity.

6. Information expressed in US dollars

   The consolidated condensed financial statements are stated in DKK, the currency of the country in which the Company and its major subsidiaries are incorporated and operate. Translation of DKK amounts into US dollar amounts is included solely for the convenience of the reader and has been made at the rate of DKK 8.7899 to $1, the approximate exchange rate at June 30, 2001. Such translation should not be construed as a representation that the DKK amounts could be converted into US dollars at that or any other rate.

7. Business Acquisitions

   All acquisitions have been accounted for under the purchase method. The results of operations of the acquired businesses are included in the financial statements from the dates of the respective acquisitions. Goodwill amounts recorded for the acquisitions are being amortized on a straight line basis over 5 or 10 years.

8. Segmented Reporting

   The Company operates in three reportable segments: (i) Internet services (ii) online and print media and (iii) broadcasting media. The Internet services segment includes business operations relating to domain name registration, Web site design, Web site hosting, ERP consultancy, access and e-mail services and the Company's historical telecommunications products and services. In July, 2001, the Company sold its domain name registration business to VeriSign, Inc. The online and print media segment includes three Chili print publications and their related Web sites. The broadcasting media segment includes the operations of the Company's cable properties. Through June 30, 2000 the Company operated a fourth segment that included the operations of Sunny Tours. Sunny Tours was disposed of as of April 1, 2000 in exchange for a 15% stake in Latebreaks.com, a British Internet travel agency.

                                 EURO909.COM A/S

                                 (in thousands)

                                                 Six months ended June 30,         Three months ended June 30,
                                               2000        2001        2001        2000        2001        2001
                                             --------------------------------    --------------------------------
                                                DKK         DKK           $         DKK         DKK           $
Internet services:
Net revenue                                    48,602      57,363       6,525      28,487      25,648       2,918
Operating expenses:
     Cost of sales                             26,275      27,500       3,129      14,823      13,516       1,539
     Selling and marketing expenses            22,460      37,538       4,271      12,320      18,023       2,050
     General and administrative expenses       20,541      20,050       2,281       9,369       8,531         971
     Depriciation and amortization             15,148      15,160       1,725       7,554       7,633         868
                                             --------    --------    --------    --------    --------    --------
     Total operating expenses                  84,424     100,248      11,406      44,066      47,703       5,428
                                             --------    --------    --------    --------    --------    --------
Operating income (loss)                       (35,822)    (42,885)     (4,881)    (15,579)    (22,055)     (2,510)
                                             --------    --------    --------    --------    --------    --------

Print/Online Media:
Net revenue                                    14,210      11,359       1,293       6,922       4,409         501
Operating expenses:
     Cost of sales                             12,005       9,120       1,038       6,961       3,894         442
     Selling and marketing expenses             1,703       1,150         131         851         383          44
     General and administrative expenses        3,388       3,184         362         310       1,095         125
     Depriciation and amortization              1,096       1,396         158         579         603          69
                                             --------    --------    --------    --------    --------    --------
     Total operating expenses                  18,192      14,850       1,689       8,701       5,975         680
                                             --------    --------    --------    --------    --------    --------
Operating income (loss)                        (3,982)     (3,491)       (396)     (1,779)     (1,566)       (179)
                                             --------    --------    --------    --------    --------    --------

Broadcasting:
Net revenue                                    43,920      42,992       4,891      21,761      21,166       2,408
Operating expenses:
     Cost of sales                             21,396      39,928       4,542      10,111      21,596       2,457
     Selling and marketing expenses               540         583          66         409         433          49
     General and administrative expenses        5,775       6,705         763       3,920       3,734         424
     Depreciation and amortization              9,943       9,369       1,066       5,367       4,671         531
                                             --------    --------    --------    --------    --------    --------
     Total operating expenses                  37,654      56,585       6,437      19,807      30,434       3,461
                                             --------    --------    --------    --------    --------    --------
Operating income (loss)                         6,266     (13,593)     (1,546)      1,954     (9,268)      (1,053)
                                             --------    --------    --------    --------    --------    --------

Other:
Net revenue                                    10,624
Operating expenses:
     Cost of sales                             11,547
     Selling and marketing expenses             2,196
     General and administrative expenses        2,469
     Depreciation and amortization                145
                                             --------
     Total operating expenses                  16,357
                                             --------
Operating income (loss)                        (5,733)
                                             --------

Consolidated
     Net revenue                              117,356     111,714      12,709      57,170      51,223       5,827
     Loss from operations                     (39,271)    (59,969)     (6,823)    (15,404)    (32,889)     (3,742)
     Interest income                              550       1,264         144         477       1,054         120
     Interest expense                            (714)       (875)       (100)       (408)       (505)        (57)
     Investment gains (losses), net                 0      (2,400)       (273)          0      (2,358)       (268)
     Foreign exchange  gain (loss), net          (613)        (64)         (7)         46      (2,129)       (242)
                                             --------------------------------    --------------------------------
Loss before income taxes                      (40,048)    (62,044)     (7,059)    (15,289)    (36,827)     (4,189)
                                             --------------------------------    --------------------------------
     Income taxes and income tax benefit         (283)        (22)         (3)       (283)        (22)         (3)
     Minority interest                             95       3,551         404         462       2,374         270
                                             --------------------------------    --------------------------------
Loss before cumulative effect of change in    (40,236)    (58,515)     (6,658)    (15,110)    (34,475)     (3,922)
accounting policies
     Cumulative effect of change in
     accounting policies                      (20,278)                      0           0           0           0
                                             --------------------------------    --------------------------------
Net loss                                      (60,514)    (58,515)     (6,658)    (15,110)    (34,475)     (3,922)
                                             ================================    ================================

 DKK amounts have been converted into US$ at an exchange rate of $1=DKK 8.7899.
     See accompanying Notes to Consolidated Condensed Financial Statements.

Business Overview

      Our operations are divided into three principal areas: (i) Internet services, (ii) print and on-line media and (iii) broadcast media. The Internet services segment includes business operations relating to domain name registration, web site design, web site hosting, consulting services, e-commerce services, Internet access and e-mail services and our historical telecommunications products and services. The print and on-line media segment includes three Chili print publications and their related web sites. The broadcasting media segment includes the operations of our television stations dk4 and TV Bio+ and the production facility, PrimeVision. Until April 1, 2000 we also provided travel services. Our principal market is Scandinavia and selected Western European countries. Our primary objective is to become the premier Internet security provider in those countries.

      In July, 2001, we sold our domain name registration services business to VeriSign, Inc. The purchase price for this business was approximately $24.5 million. In addition, VeriSign purchased, for an aggregate of approximately $10.5 million, approximately 4.9 million of our common shares at a purchase price of $2.13 per share, the closing price of our ADSs on the Nasdaq National Market on June 19, 2001. We also entered into an expanded affiliate relationship with VeriSign. We now host VeriSign's authentication, digital certificates, PKI and payment services in seven European countries.

Common European Currency

      The Treaty on European Economic and Monetary Union provides for the introduction of a single European currency, the Euro, in substitution for the national currencies of the member states of the EU that adopt the Euro. The Euro was introduced and foreign exchange operations in the Euro commenced on January 1, 1999 when irrevocable conversion rates were set between the national currencies of the eleven member states of the EU that qualified to participate, and elected to participate in the Euro. Sweden did not qualify, and Denmark and England elected not to participate in the Euro. Norway is not currently a member state of the EU. Germany and Italy qualified and elected to participate. With only limited operations in Germany and Italy, we are unlikely to be financially affected by the introduction of the Euro.

Consolidated Results

Three Months Ended June 30, 2001 Compared With Three Months Ended June 30, 2000

      Net revenues for the three months ended June 30, 2001 were DKK 51.223 million, a decrease of DKK 5.947 million, or 10%, compared to net revenues of DKK 57.170 million for the three months ended June 30, 2000. The decrease is attributable to lower sales in our domain name services and print and online media services.

      Our net revenues were derived from our various operating units as follows:

                                                                     Percentage
                                                                      Increase
                                              2001         2000      (Decrease)
                                           ----------   ----------   ----------
Internet services                              25,648       28,487        (9.97)
Print and online media                          4,409        6,922       (36.30)
Broadcast media                                21,166       21,761        (2.73)
                                           ----------   ----------   ----------
Total                                          51,223       57,170       (10.40)

      The decrease in net revenues from Internet services, DKK 2.839 million, was mainly due to decreased sales of domain name registration services in the Swedish and Danish markets. The decrease was partly offset by increase in revenue from Virus112.com A/S, a subsidiary that provides internet virus surveillance services. The decrease in net revenues in the print and online media businesses is attributable to the transfer of Chili's Swedish activities to Caracol AB. The accounting treatment of Caracol AB is as a passive investment. The only activities consolidated in the second quarter in the print and online media division are Chili's Danish activities, which have not yet been transferred to Caracol AB.

      Total operating expenses for the three months ended June 30, 2001 were DKK
84.112 million, an increase of DKK 11.538 million, or 16%, over total operating expenses of DKK 72.574 million for the three months ended June 30, 2000. Total operating expenses include cost of sales, sales and marketing expenses, general and administrative expenses and depreciation and amortization. In general, the increases in operating expenses are attributable to increased cost of sales in the broadcasting media operations, due to higher quality programming. Acquisitions of new businesses also counts for DKK 4.977 million of the increase in operating expenses. The increase is partly offset by cost savings in the domain name services as a consequence of lower activity. The table below reflects the allocation of the various components of total operating costs to our different areas of operations.

                                                                   General/            Depreciation/
                      Cost of Sales       Sales/Marketing       Administration         Amortization
                  -------------------    ------------------   -------------------   -------------------
                    2001       2000       2001       2000       2001       2000       2001       2000
                  --------   --------   --------   --------   --------   --------   --------   --------
Internet
   services         13.516     14.823     18.023     12.320      8.531      9.369      7.633      7.554
Print and
   online media      3.894      6.961      0.383      0.851      1.095      0.310      0.603      0.579
Broadcasting
   media            21.596     10.111      0.433      0.409      3.734      3.920      4.671      5.367
                  --------   --------   --------   --------   --------   --------   --------   --------
Total               39.006     31.895     18.839     13.580     13.360     13.599     12.907     13.500

      Our operating loss for the three months ended June 30, 2001 was DKK 32.889 million compared to DKK 15.404 million for the three months ended June 30, 2000. The operating loss for our Internet services business for the 2001 period was DKK 22.055 million compared to DKK 15.579 million for the 2000 period. The operating loss for our print and online media business for the 2001 period was DKK 1.566 million compared to DKK 1.779 million for the 2000 period. The operating loss for our broadcast media business for the 2001 period was DKK
9.268 million compared to a profit of DKK 1.954 million for the 2000 period.

      Our overall gross margin for the three months ended June 30, 2001 was 24% compared to 44% for the three months ended June 30, 2000. This decrease is mainly due to the increased cost of sales in the broadcasting services.

      The minority interest of DKK 2.374 million for the three months ended June 30, 2001 reflects a gain in the Internet services of DKK 0.454 million and a gain in the print and on-line media operations of DKK 1.920 million.

      Our net loss for the three months ended June 30, 2001 was DKK 34.475 million compared to a net loss of DKK 15.110 million for the three months ended June 30, 2000.

Six Months Ended June 30, 2001 Compared With Six Months Ended June 30, 2000

      Net revenues for the six months ended June 30, 2001 were DKK 111.714 million, a decrease of DKK 5.642 million, or 5%, compared to net revenues of DKK
117.356 million for the six months ended June 30, 2000. The decrease is primarily attributable to the sale of our travel business. Net revenues from core operations (i.e., Internet services, print and online media and broadcast media) in the 2001 period actually increased by DKK 4.982 million, or 5%, from net revenues for the comparable 2000 period.

      Our net revenues were derived from our various operating units as follows:

                                                                     Percentage
                                                                      Increase
                                              2001         2000      (Decrease)
                                           ----------   ----------   ----------
Internet services                              57.363       48.602        18.03
Print and online media                         11.359       14.210       (20.06)
Broadcast media                                42.992       43.920        (2.11)
Other                                               0       10.624      (100.00)
                                           ----------   ----------   ----------
Total                                         111.714      117.356        (4.81)

      The increase in net revenues from Internet services, DKK 8.761 million, was mainly due to increased sales of Internet products and services in the Swedish and Norwegian markets and revenue from Virus112.com A/S. The decrease in net revenues in the print and online media businesses is attributable to the transfer of Chili's Swedish activities to Caracol AB in the second quarter. The accounting treatment of Caracol AB is as a passive investment. The only activities consolidated in the second quarter in the print and online media division are Chili's Danish activities, which have not yet been transferred to Caracol AB. The decrease in net revenues in the broadcast media businesses is attributable to lower revenue from the TeleDanmark Kabel Net cable system, which carries our television stations.

      Total operating expenses for the six months ended June 30, 2001 were DKK
171.683 million, an increase of DKK 15.056 million, or 10%, over total operating expenses of DKK 156.627 million for the six months ended June 30, 2000. Total operating expenses include cost of sales, sales and marketing expenses, general and administrative expenses and depreciation and amortization. In general, the increases in operating expenses are attributable to increased cost of sales in the broadcasting media operations, due to higher programming costs. Acquisitions of new businesses, specifically Virus112 and EuroTrust, also contributed DKK
9.731 million of the increase in operating expenses.

      The table below reflects the allocation of the various components of total operating costs to our different areas of operations.

                                                                   General/           Depreciation/
                    Cost of Sales         Sales/Marketing       Administration        Amortization
                  -------------------   -------------------   -------------------   -----------------
                    2001       2000       2001       2000       2001       2000      2001       2000
                  --------   --------   --------   --------   --------   --------   --------   ------
Internet
   services         27.500     26.275     37.538     22.460     20.050     20.541     15.160   15.148
Print and
   online media      9.120     12.005      1.150      1.703      3.184      3.388      1.396    1.096
Broadcasting
   media            39.928     21.396      0.583      0.540      6.705      5.775      9.369    9.943
Other                    0     11.547          0      2.196          0      2.469          0    0.145
                  --------   --------   --------   --------   --------   --------   --------   ------
Total               76.548     71.223     39.271     26.899     29.939     32.173     25.925   26.332

      Our operating loss for the six months ended June 30, 2001 was DKK 59.969 million compared to DKK 39.271 million for the six months ended June 30, 2000. The operating loss for our Internet services business for the 2001 period was DKK 42.885 million compared to DKK 35.822 million for the 2000 period. The operating loss for our print and online media business for the 2001 period was DKK 3.491 million compared to DKK 3.982 million for the 2000 period. The operating loss for our broadcast media business for the 2001 period was DKK
13.593 million compared to a profit of DKK 6.266 million for the 2000 period.

      Our overall gross margin for the six months ended June 30, 2001 was 31% compared to 39% for the six months ended June 30, 2000. This decrease is mainly due to the increased cost of sales in the broadcasting services.

      The minority interest of DKK 3.551 million for the six months ended June 30, 2001 reflects a gain in the Internet services of DKK 1.175 million and a gain in the print and on-line media operations of DKK 2.376 million.

      Our net loss for the six months ended June 30, 2001 was DKK 58.515 million compared to a net loss of DKK 60.514 million for the six months ended June 30, 2000.

Liquidity and Capital Resources

      Historically, our primary cash needs have been for capital expenditures and to fund operating losses. At June 30, 2001 cash balances stood at DKK 14.444 million compared to DKK 49.082 million as at December 31, 2000.

      At June 30, 2001, we had debt of DKK 9.290 million under our outstanding lines of credit and had an aggregate of DKK 1.718 million available under these lines. Interest is payable on the lines at floating rates based on the interbank rate, plus a premium. In Denmark, lines of credit, such as those used by us, can be cancelled upon three months' notice. Any termination would result in the principal and interest becoming due and payable immediately. Each of the lines of credit has been used for working capital purposes.

      At June 30, 2001, we had negative working capital of DKK 14.401 million primarily reflecting deferred revenue of DKK 44.277 million.

      For the six months ended June 30, 2001 operating cash flow was negative DKK 67.556 million compared to negative cash flow of DKK 20.538 million for the six months ended June 30, 2001. This increase in negative cash flow of DKK
47.018 million reflects a smaller increase in deferred revenue than last year.

      Cash provided by financing activities was DKK 128.670 million for the six months ended June 30, 2001 due to proceeds from issuance of common shares to Credit Suisse First Boston and VeriSign. Cash provided by financing activities for the comparable 2000 period was DKK 67.612 million primarily due to proceeds from exercise of 1,444,925 public warrants in connection with the Company's June 30, 2000 warrant redemption. The Company netted proceeds of DKK 67.615 million upon exercise of the public warrants, after payment of DKK 0.538 million in redemption costs for unexercised warrants.

      Our capital expenditures for the three months ended June 30, 2001 were DKK
89.391 million. These expenditures primarily relate to investments in the VeriSign affiliation platform in seven European countries.

      In July, 2001, we sold our domain name registration services business to VeriSign, Inc. The sales price for this business was approximately $24.5 million.

      We believe that our cash on hand and cash flow from operating activities, together with borrowings available under local working capital facilities will be sufficient to fund our anticipated working capital needs and capital spending requirements as well as debt service requirements in the foreseeable future.

Risk Factors

      Our future operating results are highly uncertain and may be influenced by a variety of factors including those discussed below and elsewhere in this report. You should consider these factors carefully before in evaluating our prospects. If any of the following events actually occurs, our business, financial condition and results of operations may suffer materially.

We have a significant accumulated loss and negative working capital and the likelihood of future profitability is uncertain. Continuing losses may exhaust our capital resources and force us to terminate operations.

      We incurred a net loss in each of the last four years: DKK 13.170 million (approximately $1.498 million) in 1997; DKK 24.046 million (approximately $2.736 million) in 1998; DKK 43.246 million (approximately $4.920 million) in 1999; and DKK 146.704 million (approximately $16.690 million) in 2000. As of December 31, 2000, we had a retained deficit of DKK 231.897 million (approximately $26.382 million) and negative working capital of DKK 13.941 million (approximately $1.586 million). For the six months ended June 30, 2001 we incurred a net loss of DKK 58.515 million (approximately $6.658 million). As of that date, we had a retained deficit of DKK 290.412 million (approximately $33.039) and negative working capital of DKK 14.401 (approximately $1.640 million). We anticipate that our operating expenses will decrease in the near future due to the sales of our domain name activities, but in the later future we expect our operating expenses to increase as we develop and/or acquire new products and services, increase our sales and marketing operations, develop new distribution channels and strategic relationships, improve our operational and financial systems and broaden our customer service capabilities. Accordingly, we expect to incur additional losses for the foreseeable future, primarily due to an increase in our marketing and capital expenditures. These losses are expected to increase significantly from current levels, which in turn will increase our accumulated losses. We cannot assure you that we will become profitable or, if we do become profitable, that we will be able to sustain or increase our profitability in the future.

Our future revenues are unpredictable and our financial results may fluctuate.

      As a result of our limited operating history in the markets in which we now operate, the emerging nature of the Internet as a medium for business operations and our aggressive growth strategy, we are unable to accurately forecast our revenues or operating results. Our financial results may fluctuate significantly because of several factors, many of which are beyond our control. These factors include:

      o     changes in the rate of growth of Internet usage;
      o level of demand for our services and Internet-based services generally;
      o changes in prices for our services as a result of competition or other factors;
      o     seasonal trends;
      o     introduction of enhanced services by us or our competitors;
      o     market acceptance of new services;
      o delays in the introduction of services or enhancements provided by us or our competitors; and
      o     capacity constraints and dependencies on computer infrastructure.

Fluctuations caused by these and other factors could cause our business to suffer.

We may need to raise additional capital in the future. If we cannot do so, we may not be able to fund our future activities.

      Our future capital requirements depend on a number of factors, including the availability of new acquisition opportunities and our ability to increase our revenues and control our expenses. We expect that we will need to raise additional funds to grow our business and pursue new expansion opportunities. Our growth strategy could suffer if we are unable to raise additional funds on acceptable terms, or at all. If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our company held by existing shareholders, including holders of our ADSs, will be diluted. In addition, new securities may contain certain rights, preferences or privileges that are senior to those of our ordinary shares.

We have a limited operating history as an Internet services and media company and expect to encounter difficulties faced by early stage companies.

      We are a relatively new participant in the Internet and media industries. In October 1996 we began providing domain name registration services in Denmark. We subsequently expanded our business to include web site hosting and other related services. In August 1999 we acquired our first media properties. Accordingly, we have only a limited operating history upon which our current business and prospects can be evaluated. As a company operating in a highly competitive and rapidly evolving industries, we face risks and uncertainties relating to our ability to implement our business plan successfully. We cannot assure you that we will adequately address these risks and uncertainties or that our business plan will be successful.

We compete in the highly competitive Internet services market that has low barriers to entry.

      We compete in the Internet services market which is relatively new and intensely competitive. We expect competition to intensify as the market continues to evolve. The number of companies offering the products and services we make available is vast and increasing at a rapid rate. These companies compete with us for customers, advertisers, e-commerce transactions and other sources of Internet-related revenues. Many of our competitors have longer operating histories, larger client bases, longer relationships with clients, greater brand or name recognition and significantly greater financial, technical, marketing and public relations resources than we have. There are relatively few barriers preventing competitors from entering the Internet services market. We do not own any patented technology that precludes or inhibits competitors from entering our markets. As a result, new market entrants pose a threat to our business. Existing or future competitors may develop or offer services that are comparable or superior to ours at a lower price, which could have a material adverse effect on our business, results of operations and financial condition.

We also compete in the highly competitive broadcasting and media markets.

      In addition to our Internet services business, we operate television stations, publish three youth-oriented magazines and maintain and support an on-line club. The broadcast, print and online media industries are highly competitive and dominated by global companies that have far greater resources than we have. Our television stations, TV Bio+ and dk4, are included in the TeleDanmark Kabel Net (TDC) cable system through December 31, 2001. There is no assurance that our stations agreement with TDC will be renewed. We expect that the number of channels competing for the 20 places in the TDC programming network will increase in the ensuing years.

      The print media industry in which we compete generates revenue primarily from advertising. Competition for ad revenues is intense and comes not only from the print media industry but also from all other sectors of the media industry. Our publications target a specific demographic group (young adults between the ages of 15 and 25). We cannot assure that advertisers will continue to allocate their limited resources to media that focus on this group.

We must maintain our reputation and expand our name recognition to remain competitive.

      We believe that establishing and maintaining a good reputation and name recognition is critical for attracting and expanding our client base. We also believe that the importance of reputation and name recognition will increase due to the growing number of companies providing Internet related services. If our reputation is damaged or if potential clients do not know what services we provide, we may become less competitive or lose our market share. In addition, in 1999, we changed our name from Telepartner A/S to euro909.com A/S and therefore, we have the additional burden of ensuring that existing and potential customers are aware that euro909.com is Telepartner with a new name. Promoting and enhancing of our name depends largely on our success in providing uninterrupted high quality services, of which there can be no assurance. If our clients do not perceive our services as effective, reasonably priced or of high quality, our brand name and reputation could be materially and adversely affected. Accordingly, we intend to continue pursuing an aggressive brand-enhancement strategy, which includes mass market and multimedia advertising, promotional programs and public relations activities. We intend to make significant expenditures on advertising and promotional programs and activities. These expenditures may not result in an increase in net revenues sufficient to cover our advertising and promotional expenses. We cannot assure you that promoting our brand name will increase our net revenues. Accordingly, if we incur expenses in promoting our brand without a corresponding increase in our net revenues, our business, financial condition and results of operations would be materially adversely affected.

We must keep pace with changing communications technologies in order to provide effective products and services.

      Our success also depends on our ability to keep pace with the rapid changes occurring in Internet services, communications technologies and the new and improved devices and services that result from these changes. Our success will depend, in part, on our ability:

      o     to enhance our existing products and services;

      o to develop and license new products, services and technologies that address the increasingly sophisticated and varies needs of our current and prospective customers; and

      o to respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis.

      Since we are not a technology company, we rely on third parties to provide our customers with the most current technology. However, we must continually update and modify our products and services to make sure they are compatible with and take advantage of new technologies and changes in consumer tastes and preferences. The development of additional products and services involves significant technological and business risks and requires substantial expenditures and lead time. We may be unable to use new technologies effectively or adapt our websites, internally developed technology and transaction-processing systems to customer requirements or emerging industry standards.

      Updating our technology internally and licensing new technology from third parties may require us to incur significant additional capital expenditures. We must also diligently monitor our suppliers to make certain that they have adequate Internet infrastructure to handle increased speed, capacity and other needs of Internet users. Nevertheless, our inability or the inability of our suppliers to respond quickly and cost-effectively to changing Internet and communications technologies and devices and changes in customer tastes and preferences, could make our existing service offering non-competitive and may cause us to lose market share. For example, if the Internet is rendered obsolete or less important by faster, more efficient technologies, we must be prepared to offer non-Internet-based solutions or risk losing current and potential customers. In order to accomplish this, we would have to rely upon third party suppliers, and we may be unable to secure the services and technology of such suppliers on satisfactory terms or at all. If we are unable to adapt in a timely manner to changing market conditions or customer requirements, we could lose customers, strategic alliances and market share.

Our business depends on continued growth in the use of the Internet.

      Our future success is substantially dependent upon continued growth in the use of the Internet. To the extent that the Internet is not viewed as a viable commercial medium, our current business model would fail. The adoption of the Internet for commerce and communications, particularly by those individuals and companies that have historically relied on alternative means of commerce and communication, generally requires the understanding and acceptance of a new way of conducting business and exchanging information. In particular, companies that have already invested substantial resources in other means of conducting commerce and exchanging information may be particularly reluctant or slow to adopt a new, Internet-based strategy that may make their existing personnel and infrastructure obsolete.

      The use and acceptance of the Internet may not increase for a number of reasons, including:

      o actual or perceived lack of security of information, such as credit card numbers;
      o     high cost or lack of availability of access;
      o     congestion of traffic or other usage delays;
      o inconsistent quality of service or the lack of availability of cost-effective, high-speed service;
      o     government regulation;
      o     uncertainty regarding intellectual property ownership; and
      o     lack of high-speed modems and other communications equipment.

      Published reports have also indicated that capacity constraints caused by growth in the use of the Internet may impede further development of the Internet to the extent that users experience delays, transmission errors and other difficulties. If the necessary infrastructure, products, services or facilities are not developed, or if the Internet does not continue to develop as a viable and widespread commercial medium, our business, results of operations and financial condition could be materially and adversely affected.

We may become subject to burdensome government regulations and legal uncertainties affecting the Internet.

      To date, government regulations have not materially restricted the use of the Internet. The legal and regulatory environment pertaining to the Internet, however, is uncertain and may change. Both new and existing laws may be applied to the Internet by state, federal or foreign governments, covering issues that include:

      o     sales and other taxes;
      o     user privacy;
      o     pricing controls;
      o     characteristics and quality of products and services;
      o     consumer protection;
      o     cross-border commerce;
      o     libel and defamation;
      o     copyright, trademark and patent infringement;
      o     pornography; and
      o     other claims based on the nature and content of Internet materials.

      New laws or regulations or the new application or interpretation of existing laws or regulations could hinder the growth in use of the Internet and other online services generally and decrease the acceptance of the Internet and other online services as media of communications, commerce and advertising. Our business may be harmed if any slowing of the growth of the Internet reduces the demand for our services. In addition, new legislation could increase our costs of doing business and prevent us from delivering our products and services over the Internet, thereby harming our business, financial condition and results of operations.

If we are unable to make suitable acquisitions and investments, our long-term growth strategy could be impeded.

      Our long-term growth strategy includes identifying and, from time to time, acquiring or investing in suitable candidates on acceptable terms. In particular, we intend to acquire or make investments in providers of product and services offerings that expand or complement our existing businesses and expand our geographic reach. In pursuing acquisition and investment opportunities, we may be in competition with other companies having similar growth and investment strategies. Competition for these acquisitions or investment targets could also result in increased acquisition or investment prices and a diminished pool of businesses, technologies, services or products available for acquisition or investment. Our long-term growth strategy could be impeded if we fail to identify and acquire or invest in promising candidates on terms acceptable to us.

Our acquisition strategy involves significant risks, any of which could harm our business.

      Acquisitions involve a number of risks and present financial, managerial and operational challenges, including:

      o diversion of management attention from running our existing business;

      o increased expenses, including compensation expenses resulting from newly hired employees;

      o adverse effects on our reported operating results due to possible amortization of goodwill associated with acquisitions; and

      o potential disputes with the sellers of acquired businesses, technologies, services or products.

In addition, we may not be successful in integrating the business, technology, operations and personnel of any acquired company. Performance problems with an acquired business, technology, service or product could also have a material adverse impact on our reputation as a whole. In addition, any acquired business, technology, service or product could significantly underperform relative to our expectations. For all these reasons, our pursuit of an overall acquisition and investment strategy or any individual acquisition or investment could have a material adverse effect on our business, financial condition and results of operations.

Rapid growth in our business could strain our managerial, operational, financial, accounting and information systems, customer service staff and office resources.

      The anticipated future growth necessary to expand our operations will place a significant strain on our resources. In order to achieve our growth strategy, we will need to expand all aspects of our business, including our computer systems and related infrastructure, customer service capabilities and sales and marketing efforts. The demands on our network infrastructure, technical staff and technical resources have grown rapidly with our expanding customer base. In 2000, our number of full-time employees grew from 229 to 372. Due to the sale of our domaine name registration services, our number of full time employees have declined to 175 at the end of July 31, 2001. We cannot assure you that our infrastructure, technical staff and technical resources will adequately accommodate or facilitate the anticipated growth of our customer base. We also expect that we will need to continually improve our financial and managerial controls, billing systems, reporting systems and procedures, and we will also need to continue to expand, train and manage our workforce. In addition, as we offer new products and services, we will need to increase the size and expand the training of our customer service staff to ensure that they can adequately respond to customer inquiries. If we fail to provide our customer service staff training and staffing sufficient to support new products and services, we may lose customers who feel that their inquiries have not adequately been addressed. If we fail to manage our growth effectively, our business, financial condition and results of operation could be materially adversely affected.

If we are unable to attract and retain highly qualified management and technical personnel, our business may be harmed.

      Our success depends in large part on the contributions of our senior management team and technology personnel and in particular Aldo Petersen, our chief executive officer. We face intense competition in hiring and retaining personnel from a number of sectors, including technology and Internet companies. Many of these companies have greater financial resources than we do to attract and retain qualified personnel. In addition, although we have an employment agreement with Mr. Petersen, he can terminate that agreement on six months notice. We have not in the past executed, and do not have any current plans to execute, employment agreements with our other employees. As a result, we may be unable to retain our employees or attract, integrate, train and retain other highly qualified employees in the future. If we fail to attract new personnel or retain and motivate our current personnel, our business, financial condition and results of operations could be materially adversely affected.

Our business may be adversely affected exchange rate fluctuations.

      Approximately 44% of our revenues are earned outside of Denmark and collected in local currencies. In addition, we generally pay operating expenses in local currencies. As a result, our financial results may be affected by an appreciation or depreciation in the value of the Danish kroner and the currencies of the countries in which we operate. We do not engage in hedging or other risk management activities in order to offset the risk of currency exchange rate fluctuations. In addition, while our financial results are reported in Danish kroner, our ADSs trade in U.S. dollars. The value of the ADSs will fluctuate as the rate of the exchange between the U.S. dollar and the Danish kroner fluctuates. We cannot predict in any meaningful way the effect of exchange rate fluctuations upon future results.

Our international presence creates risks.

      All of our operations are conducted outside the United States. Our business plan contemplates expanding our operations in Scandinavia and in selected West European countries, such as England, Germany, France and Italy. In addition to the uncertainty as to our ability to successfully expand our Scandinavian and European presence, there are certain risks inherent in doing business on an international level. These risks include differences in legal and regulatory requirements, tariffs, customs, duties and other trade barriers, difficulties in staffing and managing foreign operations, problems in collecting accounts receivable, fluctuations in currency exchange rates, foreign exchange controls, delays from government agencies, and tax laws. In addition, our operations may be affected by and by changing economic, political and governmental conditions in the countries in which we operate. Political instability or changes in competition, economics, politics or laws, including tax, labor, environmental, employment and currency regulations, could affect our ability to sell our products and services in those countries. Our inability or failure to address these risks could have a material adverse affect on our business, operations and financial condition. In addition, we cannot assure you that laws or administrative practices relating to taxation, foreign exchange or other matters of countries within which we operate will not change. Any change in these areas could have a material adverse effect on our business, financial condition and results of operations.


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There is a limited public market for our securities and our securities may experience extreme price and volume fluctuations.

      Our ordinary shares are not listed on any securities exchange or market. However, our ADSs are listed on the Nasdaq National Market. The market price of our ADSs may fluctuate significantly in response to various factors and events, including:

      o     variations in our operating results;
      o     the liquidity of the markets;
      o     investor perceptions of us and the industry in which we operate;
      o     changes in earnings estimates by analysts;
      o     sales of ADS by existing holders; and
      o     general economic conditions.

      In addition, Nasdaq has recently experienced broad price and volume fluctuations, particularly in the technology sector. This volatility has had a significant effect on the market price of securities of companies for reasons that have often been unrelated to their operating performance. These broad market fluctuations may also adversely affect the market price of our ADS.

We have never paid a dividend nor do we anticipate doing so in the foreseeable future.

      We have not declared or paid any cash dividends on our common shares. We do not expect to declare any dividends in the foreseeable future. We anticipate that all cash that would otherwise be available to pay dividends will be applied in the foreseeable future to finance our growth. Payment of any future dividends will depend on our earnings and capital requirements, and other factors our board of directors deem appropriate.


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